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                            May 16, 2022

       Michael Costa
       Chief Financial Officer
       Sabra Health Care REIT, Inc.
       18500 Von Karman Avenue, Suite 550
       Irvine, CA. 92612

                                                        Re: Sabra Health Care
REIT, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed on February
22, 2022
                                                            File No. 001-34950

       Dear Mr. Costa:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Funds from Operations and Adjusted Funds from Operations, page 42

   1.                                                   We note your define FFO
as Net income as defined by GAAP excluding certain
                                                        adjustments including
your share of depreciation and amortization and impairment
                                                        charges by your
unconsolidated JV. Given that you own a 49% interest in your unconsolidated JV,
please further tell us how you determined the $26.1 million
                                                        depreciation,
amortization and impairment of real state assets amount in your FFO calculation. In that
regard, we note that total depreciation and amortization was $24 million and total
impairment loss was $7.3 million based on the audited consolidated statement of of
operations and comprehensive loss for your JV as included in Exhibit 99.1 of your Form 10-K/A
filed on March 30, 2022.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Michael Costa
Sabra Health Care REIT, Inc.
May 16, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameMichael Costa                           Sincerely,
Comapany NameSabra Health Care REIT, Inc.
                                                          Division of
Corporation Finance
May 16, 2022 Page 2                                       Office of Real Estate
& Construction
FirstName LastName